Exhibit 8.1

Subsidiaries of the Registrant

	Name of Subsidiaries	Place of Incorporation

1.	First Space Holdings Limited	British Virgin Islands

2.	Wuxi Seamless Oil Pipes Company Limited	PRC

3.	Liaoyang Seamless Oil Pipes Co., Ltd.	PRC

4.	Houston OCTG Group, Inc.	United States

5.	Tuoketuo County Mengfeng Special Steel Co., Ltd.	PRC

6.	Bazhou Seamless Oil Pipes Co., Ltd.	PRC

7.	Songyuan Seamless Oil Pipes Co., Ltd.	PRC

8.	WSP Pipe Company Limited	Thailand